UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): November 1, 2010

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)   On November 1, 2010, Denis Hennequin notified McDonald's Corporation (the "Company") that he would resign as President of McDonald's Europe, effective November 30, 2010. The press release announcing Mr. Hennequin's resignation is furnished as Exhibit 99.1 to this Form 8-K.

Item 7.01. Regulation FD Disclosure.

On November 5, 2010, the Company's Board of Directors elected Stephen Easterbrook as President of McDonald's Europe, effective December 1, 2010. The press release announcing Mr. Easterbrook's election is furnished as Exhibit 99.2 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   Press Release of McDonald's Corporation issued November 3, 2010:
      McDonald's Announces Denis Hennequin to Resign as President of McDonald's Europe

99.2   Press Release of McDonald's Corporation issued November 5, 2010:
      McDonald's Names Steve Easterbrook as President of McDonald's Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 5, 2010   By: /s/ Denise A. Horne
                                          Denise A. Horne
                                          Corporate Vice President –
                                          Associate General Counsel and
                                          Assistant Secretary

Exhibit Index

Exhibit No. 99.1	Press Release of McDonald's Corporation issued November 3, 2010: McDonald's Announces Denis Hennequin to Resign as President of McDonald's Europe
Exhibit No. 99.2	Press Release of McDonald's Corporation issued November 5, 2010: McDonald's Names Steve Easterbrook as President of McDonald's Europe

Exhibit 99.1



FOR IMMEDIATE RELEASE

11/3/10

MEDIA:
Heidi Barker   **630-623-3791**

INVESTORS:
Mary Kay Shaw   **630-623-7559**

McDONALD'S ANNOUNCES DENIS HENNEQUIN TO RESIGN AS PRESIDENT OF McDONALD'S EUROPE

OAK BROOK, IL - McDonald's Corporation today announced that Denis Hennequin will resign as President of McDonald's Europe to become Chief Executive Officer of the Accor Hotel Group. He leaves his McDonald's position effective November 30, 2010.

As President of McDonald's Europe, Hennequin was responsible for more than 6,800 McDonald's restaurants in 39 European countries, which generated $9.3 billion in revenues for McDonald's in 2009.

"Denis' leadership made a tangible difference in our key segment of Europe," said McDonald's Chief Executive Officer Jim Skinner. "The European team's dedication to our Plan to Win business strategy elevated the restaurant experience for our customers. We wish Denis well in his new role at Accor."

"We appreciate Denis' energy and passion for our Brand," said Don Thompson, McDonald's President and Chief Operating Officer. "Our customers and our crew in Europe will continue to benefit from the momentum he helped to drive."

Hennequin began his career at McDonald's in 1984 as an Assistant Store Manager, assuming various responsibilities in field service. In 1996, Hennequin was appointed President and Managing Director for McDonald's France, and was subsequently appointed as Executive Vice President for McDonald's Europe, before becoming President in 2005.

Skinner said, "A succession plan for McDonald's Europe is in place and a new leader will be named in the near future."

McDonald's is the world's leading global foodservice retailer with more than 32,000 locations serving 60 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

To learn more about the company, please visit www.aboutmcdonalds.com and follow us on Facebook (www.facebook.com/aboutmcdonalds) and Twitter (http://www.twitter.com/mcdonaldscorp)

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Exhibit 99.2



FOR IMMEDIATE RELEASE

11/5/10

FOR MORE INFORMATION:

MEDIA:
Heidi Barker   630-623-3791

INVESTORS:
Mary Kay Shaw   630-623-7559

McDONALD'S NAMES STEVE EASTERBROOK AS PRESIDENT OF McDONALD'S EUROPE

The McDonald's Corporation Board of Directors today elected Steve Easterbrook, currently McDonald's Executive Vice President and Global Chief Brand Officer, as President of McDonald's Europe effective December 1, 2010.

Easterbrook, previously CEO of McDonald's United Kingdom and President of Europe's Northern Division, succeeds Denis Hennequin, who will resign from McDonald's on November 30, 2010 to become Chief Executive Officer of the Accor Hotels Group.

Easterbrook, 43, will oversee operations of more than 6,800 McDonald's restaurants in 39 European countries. In his new role he will report to McDonald's President and Chief Operating Officer Don Thompson.

"Steve's keen knowledge of our business in Europe and his consumer-driven approach to building our brand make him the ideal choice to lead McDonald's Europe," said Thompson. "We are confident that his strong commitment to our customers and to our employees will fuel continued success in Europe."

"The opportunity to lead the McDonald's Europe team is a great honor," said Easterbrook. "In accepting this position, I'd like to pay tribute to Denis Hennequin for his leadership in driving our business in Europe. We'll strive to maintain and accelerate our strong momentum by anticipating the needs of our customers, investing in our employees, and further developing our brand."

Easterbrook's return to Europe reflects McDonald's solid succession planning process and the global alignment around the Plan to Win- McDonald's business strategy.

"The strong performance of McDonald's Europe is a key component to our overall success, and Steve's track record shows that he'll do an excellent job leading the business," said Jim Skinner, McDonald's Chief Executive Officer.

Easterbrook is a 16-year McDonald's veteran with experience in finance, operations, and supply chain. He took over as CEO of the U.K. in April 2006, and added responsibility for Sweden, Finland, Denmark, Norway, and Ireland in January 2007.

Skinner added, "We have a deep bench of talent at McDonald's, and we will name a successor for the Global Chief Brand Officer position in the near future."

McDonald's is the world's leading global foodservice retailer with more than 32,000 locations serving 60 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women. To learn more about the company, please visit www.aboutmcdonalds.com and follow us on Facebook (www.facebook.com/aboutmcdonalds) and Twitter (http://www.twitter.com/mcdonaldscorp)

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